FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

The following is a transcript of FGL Holdings’ earnings call held on February 27, 2020.

Operator:

Good morning and welcome to the FGL Holdings Fourth Quarter 2019 Earnings Conference Call. Please note this event is being recorded and will be available for replay.

I would now like to turn the conference over to Wes Carmichael, AVP, Corporate Development & Investor Relations. Please go ahead.

Wes Carmichael:

Thank you, operator, and good morning, everyone. We appreciate you joining our earnings call. Today we will discuss our financial results for the fourth quarter of 2019 which ended on December 31st. You can find the financial information for FGL Holdings on the investors section of our website, fglife.bm. Today’s presenters include:

•	Chris Blunt, President and Chief Executive Officer; and

•	John Fleurant, Executive Vice President and Chief Financial Officer.

Some of the comments we make during this conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. We do not intend to update any comments on this call to reflect new information, subsequent events or changes in strategy. A number of risks and uncertainties exist that could cause our actual results to differ materially from those expressed or implied. We discuss these factors in detail in our 2018 Form 10-K and in the 2019 10-K that we plan to file with the SEC in the coming days.

During this conference call we may refer to non-GAAP financial measures that we believe may be meaningful to investors. Please refer to our fourth quarter earnings release and financial supplement posted to our website. These documents contain a reconciliation of non-GAAP financial measures to GAAP. And finally, all comparison comments today will be to the fourth quarter of 2018 unless we state otherwise. Additionally, as we noted in the earnings press release issued last night, due to the pending transaction with FNF, there will not be a question and answer session.

It’s my pleasure to now turn the call over to Chris.

Chris Blunt:

Thank you, Wes, and good morning everyone.

I’m pleased to announce strong results for the fourth quarter of 2019, building on the momentum we established in the first three quarters of the year. John will provide additional details on financial performance in the quarter shortly, but I would like to touch on a few highlights for the year.

The fourth quarter rounded out a terrific year for F&G, highlighted by strong organic growth and increased profitability. From a top line perspective, we delivered 22% growth in total sales. While sales were pressured in the third quarter, sales rebounded sharply in the fourth quarter as competitors adjusted to pricing actions we took in the middle of the year. This led to sales growth in Annuities of 16% for the full year, surpassing our target of double digit growth.

Profitability was robust as we delivered 24% growth in adjusted operating earnings, which drove an adjusted operating ROE of 20%. Most importantly, we were able to increase spreads despite a sharp decline in interest rates, while also maintaining our competitiveness with respect to new sales.

Moreover, consistent with the growth of our business, it was also a great year with respect to attracting top talent from across the industry. Last year we recruited numerous professionals across a range of disciplines, and we continue to win awards as a best place to work.

I’d now like to make a few comments regarding the merger agreement with FNF. We are excited to join the FNF family of companies and believe that, under FNF’s ownership, we will be able to expand growth in our core channel, jump start our launch into new channels, and accelerate our path toward higher ratings.Finally, on a personal level, I’m excited to work closely with the FNF team. Over the past few weeks, I’ve had the opportunity to get to know FNF’s senior management and board of directors. I’m confident they will be terrific partners to us and that the transaction represents a very positive outcome for the various stakeholders of F&G.

And with that, I’ll turn it over to John to provide more details on the financial performance during the quarter.

John Fleurant:

Thanks, and good morning. Today, I’ll focus my comments on the following:

•	Earnings and performance trends across the business,

•	Results in our investment portfolio, and

•	I’ll wrap up with where we stand on capital and liquidity.

I am pleased to share that we have delivered strong results in the current quarter, as well as the full year 2019, amidst a challenging interest rate environment. We have seen solid growth in top and bottom line results, as well as a strong return on equity.

We reported adjusted operating income available to common shareholders of $94 million, or $0.44 cents per share, compared to $76 million, or $0.34 cents per share last year…an increase of 24 percent. On a full year basis, we reported AOI of $320 million or $1.48 cents per share, compared to $1.19 reported in 2018, an increase of 25 percent.

Our underlying earnings available to common shareholders were $70 million even after adjusting for net favorable items in our overall operating results that are not consistent period to period. The current quarter AOI had $24 million of net favorability, or $0.11 per share, from the following:

•	$0.07 per share in favorable SPIA mortality experience,

•	$0.06 per share in favorable market movement on futures and options contracts held to hedge our indexed products,

•	partially offset by $0.02 per share of other net unfavorable items.

For comparison, last year’s fourth quarter AOI of $76 million included a net $13 million of favorable items.

Adjusting for these uneven, notable operating items in both periods, we had a very solid fourth quarter, up 11 percent from the prior year quarter. We continue to experience positive uplift in AOI driven by ongoing invested asset growth, the benefits of the portfolio reposition lift, and disciplined crediting strategy.

We ended the quarter at a book value per share excluding AOCI of $8.56, including $0.58 per share of favorable mark to market movements in the quarter. This result was up 13 percent from $7.56 reported last quarter and up 33 percent from a year ago.

Turning to the investment portfolio … overall, it is performing well due to the significant reposition activities throughout 2018 and continued funding and maturity of our alternative asset portfolio during 2019.

•

Average assets under management for the year totaled $27.4 billion, reflecting an increase of $1.8 billion net asset flows year-over-year and a stable in force block. This reflects growth of 7 percent, net of reinsurance transactions.

•	The net average investment yield on new money was about 4.63 percent in the quarter and 4.78 percent for the full year, including a 5 percent allocation to alternative assets.

•

Our alternative assets program is progressing as expected, with approximately $1.1 billion or nearly 4 percent of the portfolio currently funded to-date, and a further $1.3 billion of unfunded commitments.

Next, turning to net investment income and portfolio yield …

•	Net investment income of $324 million in the quarter was up $29 million, or 10 percent, over the prior year due to the portfolio reposition uplift and invested asset growth.

•	Overall, the reported GAAP earned yield was 4.57 percent in the quarter, up from 4.32 percent in third quarter. The earned yield for the full year was around 4.50 percent.

•

Net investment spread across all products was 241 basis points, up 31 basis points to the prior year, driven by increased portfolio yield, including alternative assets uplift, and favorable interest credited.

•

This year is another great example of our ability to maintain spreads even amidst a decline in the 10-year Treasury yield of nearly 80 basis points. I’ll finish my comments with a few thoughts on capital and other topics…

We finished the fourth quarter in a strong and stable capital position, with an estimated risk-based capital or “RBC” ratio of about 475 percent on a consolidated basis, reflecting strong statutory earnings.

Next, with regard to liquidity … deployable capital at year-end was about $300 million, comprised of insurance company surplus, available debt capacity and holding company assets.

And with that, I’ll turn the call back over to Chris for closing remarks.

Chris Blunt:

In summary, we continue to have great momentum across the business and delivered a solid fourth quarter, even adjusting for the notable items in both periods. For the full year 2019:

•	We have delivered 22 percent growth in total sales while achieving new business profitability and capital targets,

•	We delivered 25 percent growth in Adjusted Operating Income and are seeing steady expansion in net investment spread,

•

Our comprehensive investment portfolio reposition is completed with run rate uplift delivered as expected, and more to come as we look forward to full uplift from the growing alternative asset allocation, and

•

Lastly, we are pleased that following the recent merger announcement, the company’s ratings were placed on CreditWatch Positive by S&P Global Ratings, Review for Upgrade by Moody’s Investors Service and Rating Watch Positive by Fitch Ratings.

I’d like to thank everyone for their time this morning. We appreciate your interest in F&G and for joining today’s call. Operator, you can now end the call.

Operator:

Thank you, sir.

Ladies and gentlemen, the conference has concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). F&G cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information about the Proposed Transaction and Where to Find It

This material relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449